April 23, 2020

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Drive, Suite 2550
Chicago, IL 60606

       Re: Iterum Therapeutics plc
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 9, 2020
           File No. 333-237326

Dear Mr. Fishman:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 4, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2 and that you are registering an "indeterminate number of ordinary shares that may be issued from time to time issuable upon exchange of the 6.500% Exchangeable Senior Subordinated Notes...." It appears that you may be
       relying on Rule 416, which is available to register shares issuable upon stock splits, dividends and certain anti-dilution provisions. Accordingly, please revise the prospectus to disclose the number of ordinary shares that you are registering or advise.
 Corey Fishman
FirstName LastNameCorey Fishman
Iterum Therapeutics plc
Comapany NameIterum Therapeutics plc
April 23, 2020
April 2 2020 Page 2
Page 23,
FirstName LastName
2. With reference to the eighth paragraph on the coverpage, please tell us why you are requiring U.S. investors to agree to treat the Royalty-Linked Notes as contractual rights to receive payments from you and not as indebtedness or equity for purposes of their U.S.
         federal income taxes. In this regard, we note that the preceding sentence of your disclosure highlights that the tax consequences of these notes are "subject to substantial uncertainty." Also, tell us whether, and if so, how this undertaking would apply to subsequent purchasers of the notes.
3. With reference to your risk factor disclosure on page 34 concerning original issue discount
         (OID), please revise the coverpage and/or Summary sections to highlight, if true, that purchasers may need to recognize taxable income or gains and owe tax payments regardless of whether there is actual cash flow to purchasers from royalties in those same years. Also indicate whether investors will receive a Form 1099-OID to inform them and the IRS of how much interest is received in a given tax year.
The Royalty-Linked Notes, page 14

4. We note your response to prior comment 4 and that the maximum number of Royalty-
         Linked Notes that may be issued is 3,000,000. Please revise your disclosure to quantify the maximum total dollar amount payable pursuant to the Royalty-Linked Notes.
General

5. With respect to the royalty-linked notes, please revise your disclosure to clarify whether the revenues, or rights to the revenues, will be segregated into a separate pool of dedicated assets for the notes. In addition, please clarify whether Iterum Bermuda, as issuer of the royalty-linked notes, will own any assets from which payment on the notes will be made.
         For example, please revise your disclosure to clarify whether Iterum Bermuda will be assigned the contractual rights to royalty payments from the subject indications, or if those rights will remain with Iterum Therapeutics or another affiliated entity.
6. We note your response to prior comment 5. Please provide us analyses explaining why it is appropriate to refer to the Royalty-Linked securities in the prospectus as (i) "notes" and
         (ii) "debt" securities, particularly in light of your discussion concerning investors' tax treatment and the carve-out in counsel's legal opinion.
 Corey Fishman
FirstName LastNameCorey Fishman
Iterum Therapeutics plc
Comapany NameIterum Therapeutics plc
April 23, 2020
April 3 2020 Page 3
Page 23,
FirstName LastName
7. Please tell us your basis for not providing separate financial statements for Iterum
         Bermuda as well as the three guarantor entities identified in the Table of Additional
         Registrants. If applicable, please refer to the guidance provided in the Division's
         Financial Reporting Manual, Sections 2500 and 2510.
       You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Brian A. Johnson, Esq.